[H&B LETTERHEAD]
January 4, 2007

Vanessa Robertson
Staff Accountant
Securities and Exchange Commission	SUBMITTED BY EDGAR
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	HCC Insurance Holdings, Inc.
Item 4.02 Form 8-K
Filed December 26, 2006
File No. 001-13790
Dear Ms. Robertson:
On behalf of HCC Insurance Holdings, Inc. (“HCC” or the “Company”), we are responding to your letter dated December 29, 2006, addressed to Mr. Frank J. Bramanti, Chief Executive Officer of HCC.
For ease of reference we have included your comment and have responded thereto in a separate entry below the comment.
Comment:
Item 4.02(a)
1.     Item 4.02 requires a company to file a Form 8-K if and when its board of directors, a committee of the board of directors, or an authorized officer or officers if board action is not required, concludes that any of the company’s previously issued financial statements covering one or more years or interim periods no longer should be relied upon because of an error in such financial statements as addressed in Accounting Principals Board Opinion No. 20. The Form 8-K is required to be filed within 4 business days based on the date such conclusion is made by the board of directors. Refer to SEC Release 33-8400. We see that you filed the Item 4.02 8-K on December 26, 2006, the day before you filed your restated financial statements. Please advise us as to the date the board of directors concluded that your financial statements, as previously reported, should no longer be relied upon and advise us regarding the timeliness of your Form 8-K.

Vanessa Robertson
January 4, 2007

Response:
On November 17, 2006, the Company announced the results of the independent review of its option granting practices. Between that date and December 18, 2006, the Company assessed the results of the independent review, evaluated additional documentation and the Company’s option granting practices for periods not covered by the independent review, finalized the calculations of the required compensation expense and associated taxes, and determined the impact such adjustments would have on the second quarter 2006 and the 1997 — 2005 annual financial statements. On December 19, 2006, the Audit Committee met with management and the Company’s independent auditors to discuss the results of the Company’s work. At that time, the Audit Committee determined that the Company needed to restate certain prior years’ financial statements.
A special meeting of the Board of Directors was held by conference telephone at 4:00 pm on December 19, 2006. At that time, the Audit Committee recommended to the Board that certain prior years’ financial statements should be restated. The Board determined it was appropriate for the Company to issue a press release announcing that investors could no longer rely on the previously filed financial statements and approved the filing of a Form 8-K relating to this matter. The Form 8-K was filed on the fourth business day after December 19, 2006 (December 25 was a national holiday).
Please be advised that:
•	the Company is responsible for the adequacy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
On behalf of the Company, we appreciate the Commission staff’s comments. Please direct any further comments or questions to the undersigned at 713-547-2526.

Very Truly Yours,
/s/ Arthur S. Berner
Arthur S. Berner